January 11, 2021

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ruairi Regan, Esq.

Re:	Silver Crest Acquisition Corporation
Registration Statement on Form S-1
Originally filed December 23, 2020
File No. 333-251655

Dear Mr. Regan:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the other underwriters, hereby join in the request of Silver Crest Acquisition Corporation that the effective date of the above-referenced registration statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on Wednesday, January 13, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advise that as of the date hereof, approximately 613 copies of the preliminary prospectus dated December 23, 2020 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

Each of the undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

UBS SECURITIES LLC

By:	/s/ Carlos Alvarez
Name: Carlos Alvarez
Title: Managing Director, Head of Specialty Finance and Permanent Capital

UBS SECURITIES LLC

By:	/s/ Thomas Schadewald
Name: Thomas Schadewald
Title: Director